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                      [letterhead of Sims Moss Kline & Davis]


                                                             August 29, 2000


Edward M. Kelly, Esq.
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

     Re:  HomeCom Communications, Inc.
          Registration Statement on Form S-3
          File No. 333-79761
          ----------------------------------

Dear Mr. Kelly:

     On behalf of HomeCom Communications, Inc. (the "Company"), we hereby request that the Registration Statement on Form S-3 referenced above, which was filed with the Commission on June 2, 1999, be withdrawn.

     If you have any comments or questions, please feel free to give me a call at your earliest convenience.

                                         Yours very truly,

                                         /s/ David Mogel

                                         David L. Mogel